 November 12, 2020

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: DeCarlo McLaren
Re: Guggenheim Taxable Municipal Managed Duration Trust (File Nos. 333-233605 and 811-22437) (the “Registrant”)
Dear Mr. McLaren:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 2 and Amendment No. 7 to the registration statement of the Registrant filed on August 31, 2020.  The SEC staff’s comments were conveyed via a telephone conversation between you and Jeremy Sperlazza of Dechert LLP on October 16, 2020.  Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted.  A summary of the SEC staff’s comments followed by the responses of the Registrant are set forth below:
1.	Comment: Please complete or provide information in all instances that are currently blank or bracketed in the next registration statement filing.
Response: The Registrant has provided the requested information.
2.
Comment: On page (iii) of the prospectus, in the paragraph beginning “You should read this Prospectus…,” please state that the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov) as required by General Instruction F.(4)(c)(2).

Response: The Registrant has added the requested disclosure.
3.	Comment: Prior to filing the effective version of the registration statement, please provide via EDGAR correspondence the completed fee table and expense example, including all footnotes.
Response: The Registrant has provided the fee table and expense example below:
Common Shareholder Transaction Expenses
Sales load paid by you (as a percentage of offering price)	—%(1)
Offering expenses borne by the Trust (as a percentage of offering price)	0.60%(1)(2)
Dividend Reinvestment Plan fees(3)	None

As a Percentage of Net Assets Attributable to Common Shares(4)
Annual Expenses
Management fees(5)	0.76%
Interest expense(6)	0.69%
Other expenses(7)	0.20%
Total annual expenses	1.65%
____________
(1)
If Common Shares to which this Prospectus relates are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load and the estimated offering expenses borne by the Trust.

(2)
The Adviser has incurred on behalf of the Trust all costs associated with the Trust’s registration statement and any offerings pursuant to such registration statement. The Trust has agreed, in connection with offerings under this registration statement, to reimburse the Adviser for offering expenses incurred by the Adviser on the Trust’s behalf in an amount up to the lesser of the Trust’s actual offering costs or 0.60% of the total offering price of the Common Shares sold in such offering.

(3)	Common Shareholders will pay brokerage charges if they direct the Plan Agent to sell Common Shares held in a dividend reinvestment account. See “Dividend Reinvestment Plan.”
(4)	Based upon average net assets applicable to Common Shares during the fiscal year ended May 31, 2020.
(5)
The Trust pays the Adviser a monthly fee in arrears at an annual rate equal to 0.60% of the Trust’s average daily Managed Assets. The fee shown above is based upon outstanding Financial Leverage of 18.30% of the Trust’s Managed Assets. If Financial Leverage of more than 18.30% of the Trust’s Managed Assets is used, the management fees shown would be higher.

(6)
Includes interest payments on borrowed funds and interest expense on reverse repurchase agreements. Interest payments on borrowed funds is based upon the Trust’s outstanding Borrowings as of May 31, 2020, which included Borrowings under the Trust’s committed facility agreement in an amount equal to 2.07% of the Trust’s Managed Assets, at an average interest rate of 3.28%. Interest expenses on reverse repurchase agreements is based on the Trust’s outstanding reverse repurchase agreements as of May 31, 2020, which included leverage in the form of reverse repurchase agreements in an amount equal to 16.23% of the Trust’s Managed Assets, at a weighted average interest rate cost to the Trust of 2.52%. The actual amount of interest payments and expenses by the Trust will vary over time in accordance with the amount of Borrowings and reverse repurchase agreements and variations in market interest rates.

(7)	Other expenses are estimated based upon those incurred during the fiscal year ended May 31, 2020.

Example

As required by relevant Securities and Exchange Commission regulations, the following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares, assuming (1) “Total annual expenses” of 1.65% of net assets attributable to Common Shares and (2) a 5% annual return*:

	1 Year	3 Years	5 Years	10 Years
Total Annual Expenses paid by Common Shareholders(1)	$23	$58	$96	$201

* The Example should not be considered a representation of future expenses or returns. Actual expenses may be higher or lower than those assumed. Moreover, the Trust’s actual rate of return may be higher or lower than the hypothetical 5% return shown in the example. The example assumes that all dividends and distributions are reinvested at net asset value.

(1) The example above does not include sales loads or estimated offering costs. In connection with an offering of Common Shares, the Prospectus Supplement will set forth an Example including sales load and estimated offering costs.

4.	Comment: Please confirm that the cover page of the next registration statement filing will include the appropriate checkboxes as required by Form N-2.
Response: The Registrant confirms that the cover page of the effective version of the registration statement will contain the appropriate checkboxes under Form N-2.
*      *      *
Please call Allison Fumai at Dechert LLP at 212.698.3526 or Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Mark E. Mathiasen

Mark E. Mathiasen
Secretary